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                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-58854



                 CORPORATE PROPERTY ASSOCIATES 15 INCORPORATED

                     SUPPLEMENT DATED SEPTEMBER 6, 2002 TO

                          PROSPECTUS DATED MAY 6, 2002

                           SUMMARY OF THE SUPPLEMENT

                     DESCRIPTION OF THE PROPERTIES (PAGE 1)

     This section describes properties we purchased and leased to Fleming Companies, Inc.; Advantis Technologies, Inc.; Trends Clothing Corp.; Foster Wheeler Realty Services, Inc.; Hologic, Inc; properties we propose to purchase and lease to Rave Reviews Cinemas, L.L.C. and B/E Aerospace, Inc.; and the acquisition of financing for the Racal Instrument, Inc. property.

                             THE OFFERING (PAGE 8)

This sets forth information on our sale of shares and our issuance of shares to shareholders.

Capitalized terms not defined in this supplement will have the meanings ascribed to them in the Prospectus.
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                         DESCRIPTION OF THE PROPERTIES

DESCRIPTION OF ACQUISITION OF PROPERTIES LEASED TO FLEMING COMPANIES, INC.

DESCRIPTION OF THE PROPERTY

General

     On June 28, 2002, we purchased a 757,784 square foot facility located in Tulsa, Oklahoma, on behalf of Fleming Companies, Inc. from Alberton's, Inc. Concurrently with the acquisition of the facility, Fleming entered into a net-lease with us.

Purchase Terms

     The cost of the facility, including the acquisition fee payable to our advisor, Carey Asset Management Corp., was $53,870,063, an amount less than the appraised value of the facility. We paid an acquisition fee of $1,346,752 to Carey Asset Management and it will receive a deferred fee of $1,077,401, payable in equal annual installments over a period of no less than four years, but only if we satisfy the preferred return. See "Management Compensation" in the prospectus for a description of the fees we pay to Carey Asset Management and others.

DESCRIPTION OF THE LEASE

General

     The lease is absolutely net and bondable and in financable form. Fleming pays maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facilities.

Term

     The initial term of the lease is 15 years, followed by four 5-year renewal terms at the option of Fleming.

Rent

     The initial aggregate annual rent under the lease is $5,508,000, payable quarterly in equal installments of $1,377,000. Additionally, the lease provides for rent to increase every five years based on the CPI, with each increase capped at 9%.

DESCRIPTION OF FINANCING

     We obtained limited recourse mortgage financing on the property of $30,000,000 from Morgan Stanley Dean Witter Mortgage Capital Inc., at a fixed annual interest rate of 7.46%, and a 30 year amortization schedule. The loan matures in July 2012 at which time a balloon payment is scheduled. Monthly debt service payments on the mortgage are $208,948.

DESCRIPTION OF FLEMING

     Fleming is an industry leader in the wholesale distribution of consumable goods, and also has a growing presence in operating "price impact" supermarkets. Through their distribution segment, they distribute products to customers that operate approximately 3,000 supermarkets, 6,800 convenience stores and over 2,000 supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores across the United States. For the year ended December 31, 2001, Fleming reported net sales of approximately $15,628,000,000, net income of approximately $23,308,000, total assets of approximately $3,654,693,000 and total shareholder's equity of approximately $498,219,000.

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DESCRIPTION OF ACQUISITION OF PROPERTIES LEASED TO ADVANTIS TECHNOLOGIES, INC.

DESCRIPTION OF THE PROPERTY

General

     On June 27, 2002, we purchased a 191,975 square foot headquarters, office, manufacturing, warehouse and distribution facility located in Alpharetta, Georgia from Advantis Technologies, Inc. Concurrently with the acquisition of the facility Advantis entered into a net-lease with us.

Purchase Terms

     The cost of the facility, including the acquisition fee payable Carey Asset Management was $13,089,005, an amount less than the appraised value of the facility. We paid an acquisition fee of $327,225 to Carey Asset Management and it will receive a deferred fee of $261,780, payable in equal annual installments over a period no less than four years, in accordance with the prospectus.

DESCRIPTION OF LEASE

General

     The lease is absolutely net and bondable and in financable form. Advantis pays maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facilities.

Term

     The initial term of the lease is 15 years, followed by two 10-year renewal terms at the option of Advantis.

Rent

     The initial aggregate annual rent under the lease is $1,275,000, payable quarterly in equal installments of $318,750. Additionally, the lease provides for annual rent increases after the third lease anniversary based on the CPI, capped at 3%.

DESCRIPTION OF PROPOSED FINANCING

     We have not yet obtained outside financing for this facility. We will endeavor to obtain limited recourse mortgage financing in an amount of not greater than $9,000,000 for the facility, at a fixed interest rate of not higher than 8.0% for a term of not less than 10 years, with payments based on a not less than a 25 year amortization schedule.

DESCRIPTION OF ADVANTIS

     Advantis is a leading manufacturer and distributor of pool and spa chemicals, spa accessories and surface water chemicals in the US. Advantis' brand names include GLB, Leisure Time, Robarb, Applied Biochemists, and Blue Devil. Advantis is a wholly-owned subsidiary of Rockwood Specialities Group, Inc., a Kohlberg Kravis Roberts & Co. portfolio company. Rockwood is a global leading manufacturer and distributor of high value-added specialty chemicals and performance materials for light industrial and commercial purposes. For the year ending December 31, 2001, Rockwood reported to us revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") of $742 million and $135 million, respectively, and Advantis reported revenue and EBITDA of $54 million and $10 million, respectively.

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DESCRIPTION OF ACQUISITION OF PROPERTY LEASED TO TRENDS CLOTHING CORP.

DESCRIPTION OF THE PROPERTY

General

     On July 22, 2002, we acquired a 247,264 square foot warehouse facility located in Miami, Florida from Trends B.G.P., Ltd. The property was then leased by us to Trends Clothing Corp., its wholly-owned subsidiary.

Purchase Terms

     The cost of the facility, including the acquisition fee payable to Carey Asset Management, was $14,869,110, an amount less than the appraised value of the facility. We paid an acquisition fee of $371,728 to Carey Asset Management and it will receive a deferred fee of $297,382, payable in equal annual installments over a period of no less than four years, in accordance with the prospectus.

DESCRIPTION OF THE LEASE

General

     The facility is leased to Trends Clothing under an absolute net lease. Trends Clothing pays maintenance, insurance, taxes and all other expenses of whatever description associated with the operation and maintenance of the facility.

Term

     The initial lease term is fifteen years followed by two ten year renewal terms at the option of Trends Clothing.

Rent

     The initial rent is $1,420,000 per year, payable in advance in monthly installments of $118,333. Additionally, the lease provides for rent increases every three years based on the CPI.

DESCRIPTION OF FINANCING

     We assumed an existing limited recourse mortgage loan on the property of $8,630,041, at a fixed interest rate equal to 7.4% for a term, based on a 226 month amortization schedule. The loan matures in May 2016, at which time a balloon payment is scheduled. Monthly debt service payments on the mortgage are $70,885.

DESCRIPTION OF TRENDS

     Trends Clothing is a clothing and apparel manufacturer and distributor. Trends Clothing designs and manufactures clothing for brands under license (for example, LEI Jeans), direct for retail stores (for example, under the label Mossimo at Target) and under its own brands (such as Trendy Kids). It has recently gained two new high profile licenses and continues to grow its business with large retailers such as Target, Wal-Mart and Kohls.

DESCRIPTION OF ACQUISITION OF PROPERTY LEASED TO FOSTER WHEELER REALTY SERVICES, INC.

DESCRIPTION OF PROPERTY

General

     On August 16, 2002, we purchased a three story, 292,000 net-rentable square foot headquarters, office facility located in Clinton (Union Township), New Jersey from Foster Wheeler LLC and Foster Wheeler Realty Services, Inc. In addition, on the same date, we entered into a ground lease with Foster Wheeler

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LLC whereby we lease the land under the building as well as the immediately surrounding land, through August 2100. Subject to certain conditions, we may terminate the ground lease or exercise an option to purchase the land for a nominal amount. Concurrently with the acquisition of the facility, Foster Wheeler Realty entered into a net-lease with us for the facility. The lease between us and Foster Wheeler Realty is guaranteed by its parent corporation, Foster Wheeler International Holdings Inc.

Purchase Terms

     The cost of the facility, including the acquisition fee payable to Carey Asset Management was $47,015,707, an amount less than the appraised value of the facility. We paid an acquisition fee of $1,175,392 to Carey Asset Management and it will receive a deferred fee of $940,314 payable in equal annual installments over a period of no less than four years, in accordance with the prospectus.

DESCRIPTION OF THE LEASE

General

     The lease is absolutely net and bondable and in financable form. Foster Wheeler pays maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility.

Term

     The initial term of the lease is 20 years, followed by two 10-year renewal terms at the option of Foster Wheeler Realty.

Rent

     The initial aggregate annual rent under the lease is $5,230,850, payable quarterly in equal installments of $1,307,712. Additionally, the lease provides for rent increases every three years based on the CPI, capped at 10.07%. Our annual rental obligation under the ground lease is $100.

DESCRIPTION OF FINANCING

     We obtained limited recourse mortgage financing of $29,185,000 on the building from Morgan Stanley Dean Witter Mortgage Capital Inc. The loan has a fixed interest rate of 6.67% per annum, based upon a 30 year amortization schedule. The loan matures in September 2012, at which time a balloon payment is scheduled, $1,185,000 of the loan proceeds have been retained by the lender as additional security. Additionally, a security deposit from Foster Wheeler of $10,461,700 has been assigned to the lender. Monthly debt service payments on the mortgage are $187,744.

DESCRIPTION OF FOSTER WHEELER

     Foster Wheeler Realty is the real estate operating entity of Foster Wheeler Ltd. (NYSE: FWC), a holding company that owns the stock of various subsidiary companies. It conducts its business within two groups: Engineering and Construction Group (E&C Group) and Energy Equipment Group (EE Group). It conducts its business on a global basis. The E&C Group designs, engineers and constructs petroleum, chemical, petrochemical and alternative-fuels facilities and related infrastructure. The E&C Group also provides environmental remediation services, together with related technical, design and regulatory services. The EE Group designs, manufactures and erects steam generating and auxiliary equipment for power stations and industrial markets worldwide.

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DESCRIPTION OF ACQUISITION OF PROPERTY LEASED TO HOLOGIC, INC.

PROPERTY DESCRIPTION

General

     On September 3, 2002, we acquired from, and leased back to, Hologic, Inc., the corporate headquarters and primary manufacturing facility:

LOCATION                                             TOTAL SQUARE FOOTAGE
--------                                             --------------------
Bedford, MA........................................        207,000
Danbury, CT........................................         68,000

Proposed Purchase Terms

     The cost of the facilities, including the acquisition fee payable to Carey Asset Management was approximately $33.8 million, an amount less than the appraised value of the facilities. At closing we paid an acquisition fee of approximately $844,240 to Carey Asset Management and it will receive a deferred fee in the total amount of approximately $675,392, payable in equal annual installments over a period of no less than four years, in accordance with the prospectus.

DESCRIPTION OF LEASE

General

     The facilities are leased to Hologic under an absolute net and bond-type lease. Hologic pays maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facilities.

Term

     The initial term of the lease is 20 years, followed by four 5-year renewal terms at the option of Hologic.

Rent

     The initial aggregate annual rent under the lease is $3,155,940, payable quarterly in equal installments of $788,985. Additionally, the lease provides for annual rent to be increased based on the CPI.

DESCRIPTION OF PROPOSED FINANCING

     We will endeavor to obtain secured mortgage financing in an amount of not greater than $20,000,000 for the facilities, at a fixed interest rate of not higher than 7.5% for a term of not less than 10 years, with payments based on an amortization schedule of not less than 30 years. There can be no assurance that we will be successful in obtaining secured mortgage financing in the terms described.

DESCRIPTION OF HOLOGIC

     Hologic is a leading developer, manufacturer and supplier of diagnostic and medical imaging systems primarily serving the healthcare needs of women. They focus their resources on developing systems and subsystems offering superior image quality and diagnostic accuracy, which has enabled them to capture significant market shares and customer loyalty, despite the presence of large competitors. Its core women's healthcare business units are focused on bone densitometry, mammography and breast biopsy and on developing a direct-to-digital X-ray mammography system. Its bone densitometry product line and its Lorad line of mammography systems are premier brands in their markets. In addition, they develop, manufacture and supply other X-ray based imaging systems, such as general purpose direct-to-digital X-ray equipment and mini c-arm imaging products. Its customers are hospitals, imaging clinics and private practices and include many of the leading healthcare organizations in the world. Its customers are also

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major pharmaceutical companies who use their products in conducting clinical trials. For the six months ended June 30, 2002, Hologic reported revenue of approximately $47,637,000 net income of approximately $492,000, total assets of approximately $212,010,000 and total shareholder's equity of approximately $145,257,000.

DESCRIPTION OF PROPOSED ACQUISITION OF PROPERTY TO BE LEASED TO RAVE REVIEWS CINEMAS, L.L.C.

DESCRIPTION OF THE PROPERTY

General

     We intend to purchase vacant land located in Baton Rouge, Louisiana. Concurrently with the acquisition of the facility, we intend to enter into a net-lease and an agreement to construct an approximately 73,000 square foot movie multiplex facility with a subsidiary of Rave Reviews Cinemas, L.L.C. The obligations under this lease will be guaranteed by Rave Reviews.

Purchase Terms

     Our cost of the land and construction of the facility, including the acquisition fee payable to Carey Asset Management will be capped at $10,969,384, an amount less than the appraised value of the facility, as completed. Only 60% of all construction costs will be paid by us; the balance will be paid by a subsidiary of Rave Reviews, but we will own 100% of the facility upon completion. Upon closing, we will have paid an acquisition fee of $274,230 to Carey Asset Management and it will receive a deferred fee of $219,384, payable in equal annual installments over a period of no less than four years after closing, but only if we satisfy the preferred return.

DESCRIPTION OF PROPOSED LEASE

General

     The lease will be absolutely net and bondable and in financable form. A subsidiary of Rave Reviews will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facilities.

Term

     There will be a primary construction lease term followed by an initial lease term of 20 years, followed by two 10-year renewal terms at the option of a subsidiary of Rave Reviews.

Rent

     Upon construction of the improvements, it is estimated that the initial aggregate annual rent under the lease will be $1,220,405.77, payable quarterly in equal installments of $305,101.44. Additionally, the lease provides for annual rent to be adjusted every two years based on the CPI.

DESCRIPTION OF RAVE REVIEWS

     Rave Reviews is a new theater operator whose management team has extensive experience in the movie theater industry. Their goal is to capitalize on the current "Rescreening of America," which is characterized by increased primary demand, increased supply of films and consumer preference shifting away from traditional sloped-floor theaters and toward high quality stadium megaplexes. Rave Reviews plans to develop new megaplex theaters in markets where no other stadium theater competition exists, with a particular focus on small to mid-sized markets in the Southeast and Southwest. As the dominant theater operator in each market, Rave Reviews expects to have sole access to all of the films released by distributors.

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DESCRIPTION OF PROPOSED ACQUISITION OF PROPERTY TO BE LEASED TO B/E AEROSPACE,
INC.

DESCRIPTION OF THE PROPERTY

General

     We are in the process of acquiring from, and leasing back to, B/E Aerospace, Inc. ("B/E") a 209,000 square foot industrial/office facility.

Purchase Terms

     The cost of the facility, including the acquisition fee payable to Carey Asset Management will be $15,470,072, an amount less than the appraised value of the facility. We will pay an acquisition fee of $696,153 to Carey Asset Management and it will receive a deferred fee of $309,401 payable in equal installments over a period of not less than four years, but only if we satisfy the preferred return.

DESCRIPTION OF THE LEASE

General

     The facility will be leased to B/E under two absolute net, bond-type leases. B/E will pay maintenance, insurance, taxes and all other expenses of whatever description associated with the operation and maintenance of the facility. The Miami facility will be under one lease and the other three facilities will be leased under another lease.

Term

     The lease term for the lease will be 20 years with two, ten-year renewal options. The lease will automatically renew for each renewal period unless B/E, at least 18 months before the end of the current term, gives us notice of its intention to terminate the lease as of the end of the term.

Rent

     The initial aggregate annual rent will be $1,462,617 payable quarterly in advance. At the beginning of the second lease year, and every year thereafter, the rent will increase by 1.5% per year.

DESCRIPTION OF FINANCING

     We will endeavor to secure secured mortgage financing in an amount of not greater than $11,000,000 and not less than $ 8,000,000 for the facility, at a fixed interest rate of not higher than 8% for a term of not less than 10 years , payments based on an amortization schedule of not more than 30 years. There can be no assurance that we will be successful in securing mortgage financing or mortgage financing in the terms described.

DESCRIPTION OF B/E AEROSPACE

     B/E Aerospace, Inc. is a worldwide leading manufacturer of cabin interior products for commercial passenger aircraft and business jets. It also provides a wide range of cabin interior design, reconfiguration and certification services, including the conversion of passenger aircraft to freighter use. B/E has leading worldwide market shares in most of its product lines and its customers include virtually all the world's airlines and aircraft manufacturers. B/E's installed base (products on aircraft currently in service) is valued at approximately $6.6 billion. B/E has manufacturing facilities in the U.S. and Europe and employed 3,740 people as of February 2002. B/E designs, manufactures, sells and provides global support for the industry's broadest product line, which includes commercial aircraft products; cabin interior structures; reconfiguration/conversion services and products; machined products; and business jet products.

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DESCRIPTION OF FINANCING OF RACAL INSTRUMENTS, INC.

     We obtained limited recourse mortgage financing on the property of $9,500,000 from Bear Stearns, Commercial Mortgage, Inc., at a fixed annual interest rate of 6.66% and a 30 year amortization schedule. The loan matures on September 1, 2012, at which time a balloon payment is scheduled. Monthly debt service payments on the mortgage are $61,050.

                                  THE OFFERING

     As of August 23, 2002, we have issued 27,990,836 shares to investors in return for approximately $279,908,360 in gross proceeds.

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